HEI Exhibit 99

May 3, 2007

Contact: Suzy P. Hollinger	(808) 543-7385 Telephone
Manager, Treasury and Investor Relations	E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS FIRST QUARTER 2007 EARNINGS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE - HE) today reported consolidated net income for the first quarter of 2007 of $6.8 million, or $0.08 per share, compared with $32.3 million, or $0.40 per share for the first quarter of 2006.

“Several challenges we experienced in 2006 persisted in the first quarter of 2007. Our utility continued to incur increased other operation and maintenance (O&M) expenses, while at the bank, the inverted to flat yield curve continued to pressure net interest margin and noninterest expenses remained high,” said Constance H. Lau, HEI president and chief executive officer. “Another significant reason for the decline in earnings was a $6.9 million write-off, net of taxes, of a portion of the costs associated with the Keahole plant expansion project on the island of Hawaii. The write-off was made in connection with a settlement agreement with the State of Hawaii Office of Consumer Advocacy for Hawaii Electric Light Company’s pending rate case,” said Lau. “Quarter-over-quarter results for the holding and other companies were relatively flat.”

UTILITY RESULTS

Electric utility net income for the first quarter of 2007 was $0.5 million compared with $21.0 million for the same quarter in 2006. “Higher quarter-over-quarter O&M expenses and the

Hawaiian Electric Industries, Inc. News Release

May 3, 2007

write-off of Keahole expansion project costs more than offset the impacts of slightly higher quarter-over-quarter kilowatthour sales,” said Lau.

Kilowatthour sales were up 0.6% from the same quarter of 2006 primarily due to new load growth, largely resulting from new construction and an increase in the number of customers.

O&M expenses for the quarter were higher than in the first quarter of 2006 by $15.5 million due primarily to $7.2 million of costs related to the increased number and scope of generating unit overhauls, $1.2 million of higher substation maintenance, $1.0 million of increased retirement benefits expenses, and $0.8 million of higher vegetation management expenses. The remaining increase in O&M expenses of $5.3 million includes increased costs to ensure reliable operations, support customer services and execute energy efficiency programs.

Depreciation expense was higher by $1.7 million due to 2006 additions to plant in service, including Hawaiian Electric Company’s new dispatch center, the Ford Island substation, and Maui Electric Company’s 18-megawatt steam turbine, which completed the installation of a high efficiency dual-train combined cycle unit at its Maalaea power plant.

Recovery of increased O&M expenses and capital expenditures are primary reasons all three utilities—Hawaiian Electric Company, Hawaii Electric Light Company, and Maui Electric Company—have filed rate cases with the Hawaii Public Utilities Commission.

BANK RESULTS

Bank net income was $11.6 million in the first quarter of 2007 compared to $16.8 million for the same quarter last year, a decrease of $5.2 million.

“The combination of higher short-term and falling longer-term interest rates have made the interest rate environment significantly more challenging than it was during the first quarter of

Hawaiian Electric Industries, Inc. News Release

May 3, 2007

last year,” said Lau. “This impacted comparative quarter-over-quarter bank results. Additionally, noninterest expenses were higher. On the positive side, credit quality remained strong,” Lau added.

Net interest income in the first quarter of 2007 was $49.3 million compared to $52.7 million in the first quarter of 2006. Increased interest income, primarily due to higher rates and balances on loans, was more than offset by increased funding costs due to higher rates on deposits and borrowings. Net interest margin was 3.07% in the first quarter of 2007, compared with 3.29% in the first quarter of 2006 and 3.05% in the fourth quarter of 2006.

Continued strong asset quality offset the need to provision for loan growth in the first quarter of 2007.

Noninterest income increased $1.2 million compared to the first quarter of 2006, due primarily to higher fee income on deposit liabilities.

Noninterest expenses for the quarter ended March 31, 2007 were $6.5 million higher than the same period in 2006, primarily due to higher legal and litigation related expenses, as well as higher compensation, occupancy and other expenses.

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $5.3 million in the first quarter of 2007 versus net losses of $5.5 million in 2006. The quarter-over-quarter improvement was primarily due to a $0.9 million after-tax gain on the sale of the company’s remaining investment in Hoku Scientific, Inc. in the first quarter of 2007 compared with a net after-tax investment loss on the Hoku Scientific investment of $0.4 million in the first quarter of 2006, partially offset by a quarter-over-quarter increase in general and administrative and interest costs.

Hawaiian Electric Industries, Inc. News Release

May 3, 2007

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its first quarter 2007 earnings on Friday, May 4, 2007, at 8:00 a.m. Hawaii Time (2:00 p.m. Eastern Time). The event can be assessed through HEI’s website at http://www.hei.com or by dialing (800) 260-8140, passcode: 81515262 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through May 18, 2007, by dialing (888) 286-8010, passcode: 76793883.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc., chairman, Hawaiian Electric Company, Inc. and chairman, president and chief executive officer, American Savings Bank, F.S.B.; T. Michael May, president and chief executive officer, Hawaiian Electric Company, Inc.; and Eric K. Yeaman, financial vice president, treasurer and chief financial officer, Hawaiian Electric Industries, Inc.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, the state’s third largest financial institution based on asset size.

Hawaiian Electric Industries, Inc. News Release

May 3, 2007

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page v of HEI’s Annual Report on Form 10-K for the year ended December 31, 2006, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

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Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended March 31,		Twelve months ended March 31,
(in thousands, except per share amounts)	2007	2006	2007	2006
Revenues
Electric utility	$447,678	$475,056	$2,027,512	$1,906,665
Bank	104,460	100,004	412,821	390,690
Other	1,885	(98)	(368)	20,543

	554,023	574,962	2,439,965	2,317,898

Expenses
Electric utility	434,686	429,476	1,893,382	1,730,988
Bank	86,032	72,989	332,850	287,727
Other	4,764	3,346	14,947	15,281

	525,482	505,811	2,241,179	2,033,996

Operating income (loss)
Electric utility	12,992	45,580	134,130	175,677
Bank	18,428	27,015	79,971	102,963
Other	(2,879)	(3,444)	(15,315)	5,262

	28,541	69,151	198,786	283,902

Interest expense–other than on deposit liabilities and other bank borrowings	(20,511)	(19,117)	(77,072)	(75,591)
Allowance for borrowed funds used during construction	598	702	2,775	2,295
Preferred stock dividends of subsidiaries	(473)	(473)	(1,890)	(1,891)
Allowance for equity funds used during construction	1,232	1,548	6,032	5,566

Income from continuing operations before income taxes	9,387	51,811	128,631	214,281
Income taxes	2,623	19,474	46,203	78,595

Income from continuing operations	6,764	32,337	82,428	135,686
Discontinued operations - loss on disposal, net of income taxes	—	—	—	(755)

Net income	$6,764	$32,337	$82,428	$134,931

Per common share
Basic earnings (loss) - Continuing operations	$0.08	$0.40	$1.01	$1.68
- Discontinued operations	—	—	—	(0.01)

	$0.08	$0.40	$1.01	$1.67

Diluted earnings (loss) - Continuing operations	$0.08	$0.40	$1.01	$1.67
- Discontinued operations	—	—	—	(0.01)

	$0.08	$0.40	$1.01	$1.66

Dividends	$0.31	$0.31	$1.24	$1.24

Weighted-average number of common shares outstanding	81,448	80,981	81,260	80,906

Adjusted weighted-average shares	81,713	81,363	81,435	81,237

Income (loss) from continuing operations by segment
Electric utility	$453	$20,988	$54,412	$81,405
Bank	11,596	16,827	50,551	63,949
Other	(5,285)	(5,478)	(22,535)	(9,668)

Income from continuing operations	$6,764	$32,337	$82,428	$135,686

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI’s Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Three months ended March 31,	2007	2006
(in thousands)
Operating revenues	$446,797	$473,971

Operating expenses
Fuel oil	159,929	175,338
Purchased power	111,516	117,720
Other operation	47,193	42,019
Maintenance	27,336	17,052
Depreciation	34,267	32,533
Taxes, other than income taxes	42,547	44,523
Income taxes	4,506	13,224

	427,294	442,409

Operating income	19,503	31,562

Other income
Allowance for equity funds used during construction	1,232	1,548
Other, net	(6,198)	909

	(4,966)	2,457

Income before interest and other charges	14,537	34,019

Interest and other charges
Interest on long-term debt	11,496	10,778
Amortization of net bond premium and expense	546	543
Other interest charges	2,141	1,913
Allowance for borrowed funds used during construction	(598)	(702)
Preferred stock dividends of subsidiaries	229	229

	13,814	12,761

Income before preferred stock dividends of HECO	723	21,258
Preferred stock dividends of HECO	270	270

Net income for common stock	$453	$20,988

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,404	2,390
Cooling degree days (Oahu)	845	771
Average fuel oil cost per barrel	$58.19	$63.59

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HECO’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HECO’s Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Three months ended March 31,	2007	2006
(in thousands)
Interest and dividend income
Interest and fees on loans	$60,281	$55,153
Interest and dividends on investment and mortgage-related securities	28,165	30,077

	88,446	85,230

Interest expense
Interest on deposit liabilities	20,738	15,393
Interest on other borrowings	18,406	17,162

	39,144	32,555

Net interest income	49,302	52,675
Provision for loan losses	—	—

Net interest income after provision for loan losses	49,302	52,675

Noninterest income
Fees from other financial services	6,501	6,440
Fee income on deposit liabilities	6,055	4,189
Fee income on other financial products	2,012	2,437
Other income	1,446	1,708

	16,014	14,774

Noninterest expense
Compensation and employee benefits	18,396	17,837
Occupancy	4,948	4,463
Equipment	3,478	3,496
Services	8,358	3,717
Data processing	2,557	2,460
Other expense	9,180	8,461

	46,917	40,434

Income before income taxes	18,399	27,015
Income taxes	6,803	10,188

Net income for common stock	$11,596	$16,827

Net interest margin (%)	3.07	3.29

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI’s Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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